2/27/07

SECURI  SSION

07002910

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill and Roeser Holdings, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue – 34th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirk Roeser (212) 972-4880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/22

OATH OR AFFIRMATION

I Kirk Roeser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill and Roeser Holdings, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

ASHLEY L. HAAS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01HA6090270
QUALIFIED IN SUFFOLK COUNTY
MY COMMISSION EXPIRES APRIL 7, 2007

Signature

CEO

Title

Ashley L. Haas

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gill and Roeser Holdings, Inc.

535 Fifth Avenue
New York, NY 10017

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

Gill and Roeser Holdings, Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	1,002,063
Prepaid expenses and other		36,628
Total assets	**$**	**1,038,691**
Liabilities and Stockholder's Equity		
Accrued expenses	$	14,771
Due to related party		8,858
Total liabilities		23,629
Commitment		
Stockholder's equity		
Common stock, no par value; authorized 200 shares; issued 100 shares; outstanding 50 shares, stated as		1,000
Additional paid-in capital		226,628
Retained earnings		787,934
Less: Treasury stock, at cost, 50 shares		(500)
Total stockholder's equity		1,015,062
Total liabilities and stockholder's equity	**$**	**1,038,691**

The accompanying notes are an integral part of this financial statement.

1. General

Gill and Roeser Holdings, Inc. (the "Company"), a registered broker-dealer, is subject to regulation by the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's primary business is to provide merger and acquisition advice, for which it charges a fee.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers highly liquid investments with original maturities of less than three months when purchased to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. The stockholder is required to report separately his distributive shares of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and accordingly pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

3. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2006, the Company has net capital, as defined, of $978,434 which is $973,434 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $23,629. The Company's ratio of aggregate indebtedness to net capital is .02 to 1 at December 31, 2006.

4. Concentration of Credit Risk

The Company has cash at a bank in excess of FDIC limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2006, this credit risk amounts to approximately $927,000.

5. Related Party

The Company uses consultants employed by a related party owned by the Company's stockholder.

A related party owned by the Company's stockholder entered into an administrative service agreement whereby expenses incurred on behalf of the Company will be paid by the related party and reimbursed by the Company. This agreement provides for administrative support, accounting, telecommunication and other general services to be allocated in accordance with the agreement. At December 31, 2006, $8,858 was due to the related party.

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditor's Report

To the Members
Gill and Roeser Holdings, Inc.

We have audited the accompanying statement of financial condition of Gill and Roeser Holdings, Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gill and Roeser Holdings, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 22, 2007

END